UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

VIATEL HOLDING (BERMUDA) LIMITED
(Name of Issuer)
Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)
G93447103
(CUSIP Number)
August 14, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [  ]  Rule 13d-1(b)

     [X]   Rule 13d-1(c)

     [  ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	G93447103

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF REPORTING PERSONS (ENTITIES ONLY):

Kanagawa Holdings, LLC (IRS Identification Number: 51-0382604) Honjo, Inc. (IRS Identification Number: 51-0382602) David Shuldiner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) [ ]
(b) [ ]

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Kanagawa Holdings, LLC - Delaware Honjo, Inc. - Delaware David Shuldiner - U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER:

Kanagawa Holdings, LLC - 691,850

	6	SHARED VOTING POWER:

0

	7	SOLE DISPOSITIVE POWER:

Kanagawa Holdings, LLC - 691,850

	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Kanagawa Holdings, LLC - 691,850
Honjo, Inc. - 691,850 (includes shares beneficially owned by Kanagawa Holdings, LLC)
David Shuldiner - 691,850 (includes shares beneficially owned by Kanagawa Holdings, LLC)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

Kanagawa Holdings, LLC - OO Honjo, Inc. - CO David Shuldiner - IN

SCHEDULE 13G

Item 1(a)	Name of Issuer.

Viatel Holding (Bermuda) Limited

Item 1(b)	Address of Issuer’s Principal Executive Offices.

Viatel Holding (Bermuda) Limited Inbucon House Wick Road Egham, Surrey TW20 0HR United Kingdom

Item 2(a)	Name of Person Filing.

Kanagawa Holdings, LLC Honjo, Inc. David Shuldiner

Item 2(b)	Address of Principal Business Office or, if none, Residence.

80 West 12th Street New York, NY 10011-8660

Item 2(c)	Citizenship.

Kanagawa Holdings, LLC and Honjo, Inc. are organized under Delaware law. David Shuldiner is a U.S. Citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, $0.01 par value per share ("Common Stock").

Item 2(e)	CUSIP Number.
G93447103

Item 3	This statement is not filed pursuant to Rules 13d-1(b), 13d-2(b) or 13d-2(c).

Item 4	Ownership.

(a)	Amount beneficially owned:
Kanagawa Holdings, LLC - 691,850
Honjo, Inc. - 691,850 (includes shares beneficially owned by Kanagawa Holdings, LLC)
David Shuldiner - 691,850 (includes shares beneficially owned by Kanagawa Holdings, LLC)

Note: Honjo, Inc., a Delaware corporation, is the managing member of Kanagawa Holdings, LLC and in that capacity directs the operations of Kanagawa Holdings, LLC. David Shuldiner is the president of Honjo, Inc. and in that capacity directs the operations of Honjo, Inc. The foregoing should not be construed in and of itself as an admission by any reporting person as to beneficial ownership of any shares of Common Stock owned by another reporting person. In addition, Honjo, Inc. and David Shuldiner disclaim beneficial ownership of the shares of Common Stock owned by Kanagawa Holdings, LLC and the filing of this statement shall not be construed as an admission that Honjo, Inc. or David Shuldiner is the beneficial owner of any such securities.

(b) Percent of Class: 6.5%

(c)	Number of Shares as to which the person has:
 (i) Sole power to vote or to direct the vote: 691,850
 (ii) Shared power to vote or to direct the vote: 0
 (iii) Sole power to dispose or to direct the disposition of: 691,850
 (iv) Shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KANAGAWA HOLDINGS, LLC
Date: August 16, 2006

By:		HONJO, INC., its Managing Member

	By:		David Shuldiner, its President

		By:	/s/ Joseph D. Zargari

Name: Joseph D. Zargari
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza, One North Broadway
White Plains, NY 10601

HONJO, INC.
Date: August 16, 2006

By:		David Shuldiner, its President

		By:	/s/ Joseph D. Zargari

Name: Joseph D. Zargari
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza, One North Broadway
White Plains, NY 10601

DAVID SHULDINER
Date: August 16, 2006

By:		David Shuldiner

		By:	/s/ Joseph D. Zargari

Name: Joseph D. Zargari
Title: Attorney-In-Fact
The Nelson Law Firm, LLC
White Plains Plaza, One North Broadway
White Plains, NY 10601

POWER OF ATTORNEY
The undersigned does hereby constitute and appoint Stephen J. Nelson, Mary Anne Mayo, Beth N. Lowson, Jerry J. Carannante, and Joseph D. Zargari, each of The Nelson Law Firm, LLC, White Plains Plaza, One North Broadway, White Plains, NY 10601, signing singly, with full power of substitution, as the true and lawful attorney of the undersigned, and authorizes and designates each of them to sign on behalf of the undersigned, and to file filings and any amendments thereto made by or on behalf of the undersigned in respect of the beneficial ownership of equity securities held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act.
This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 20th day of June 2006.

By:	/s/ David Shuldiner

David Shuldiner